

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

Mr. Craig Collard
President and Chief Executive Officer
Cornerstone Therapeutics Inc.
1255 Crescent Green Drive, Suite 250
Cary, NC 27518

Re: Cornerstone Therapeutics Inc.
         Form 10-K for the year ended December 31, 2009
         Filed March 4, 2010
         File No. 000-50767

Dear Mr. Collard:

        We have reviewed your November 12, 2010 response to our October 15, 2010 letter and have the following comment.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP.

        After reviewing your response to this comment, we may have additional comments.

Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Segment and Geographic Information, page 94

   1. You state in your response to comment three that you concluded that the launch of
       Cursosurf, which resulted in the spread of adjusted gross margin between the branded and
       generic products to increase to 12 percentage points did not adversely impact your
       determination of reportable segments. Please explain why you believe this 12 percentage
       point spread in adjusted gross margin does not impact your determination to aggregate
       your two operating segments. In this regard, please quantify the magnitude on adjusted
       gross margin of your Curosurf launch activities in 2009 and demonstrate how you expect
       your adjusted gross margins to be similar going forward.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant